FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

As at July 31, 2004

CIK Number 811522

QUARTZ MOUNTAIN RESOURCES LTD.

----------------------------------------------------------

1020 - 800 West Pender Street, Vancouver, Canada   V6C 2V6
----------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

----------------------------

(Registrant)

/s/ Shannon M. Ross

----------------------------

Shannon M. Ross

Chief Financial Officer

Date:  December 22, 2004

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

JULY 31, 2004

DAVIDSON & COMPANY	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended July 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for the years ended July 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

November 25, 2004
A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Stated in United States dollars)

As at July 31

	2004	2003

Assets

Current assets
Cash and cash equivalents	$686,386	$490,353
Receivables, net of allowance of $Nil (2003 - $Nil)	7,311	8,741

Total current assets	693,697	499,094

Mineral properties (Note 3)	-	21,001

Total assets	$693,697	$520,095

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$19,477	$27,725
Accounts payable, related parties	3,372	817

Total current liabilities	22,849	28,542

Shareholders’ equity
Share capital (Note 4)
Authorized
60,000,000 common shares without par value
Issued and fully paid
11,178,315 common shares (2003 – 9,643,315)	20,627,632	20,366,625
Contributed surplus (Note 4)	64,032	9,492
Deficit	(20,020,816)	(19,884,564)

Total shareholders’ equity	670,848	491,553

Total liabilities and shareholders’ equity	$693,697	$520,095

Continuing operations (Note 1)

Subsequent event (Note 9)

Approved by the Board:

“David S. Jennings”	Director	“Brian F. Causey”	Director

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in United States dollars)

Year ended July 31

	2004	2003	2002

EXPENSES (INCOME)
Administrative expenses (Note 5)	$62,963	$10,434	$11,155
Regulatory and transfer agent	22,338	17,023	8,076
Professional fees (Note 5)	16,637	7,550	5,769
Land maintenance fees	-	-	6,700
Foreign exchange loss (gain)	(22,225)	(40,487)	9,258
Mineral property investigations	44,848	-	-
Gain on sale of mineral property	-	-	(195,505)
Write-off of mineral property (Note 3)	23,296	1,271	-

	147,857	(4,209)	(154,547)

OTHER ITEMS
Interest and other income	11,605	11,762	2,354
Gain on disposal of investment in shares (Note 3)	-	-	302,942

	11,605	11,762	305,296

Income (loss) for the year	$(136,252)	$15,971	$459,843

Basic and diluted earnings (loss) per common share	$(0.01)	$0.01	$0.05

Weighted average number of common shares outstanding, basic and diluted	10,091,648	9,117,231	8,584,807

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Stated in United States dollars)

Year ended July 31

	Number of Shares	Price	Common Shares Issued and Outstanding	Contributed Surplus	Deficit	Total

Balance, July 31, 2001	8,572,204		$20,298,625	$-	$(20,360,378)	$(61,753)
Mineral property	25,000	0.051	1,271	-	-	1,271
Income for the year	-		-	-	459,843	459,843

Balance, July 31, 2002	8,597,204		20,299,896	-	(19,900,535)	399,361
Private placement, less issuance costs	711,111	0.071	40,895	9,492	-	50,387
Exercise of warrants	260,000	0.074	19,265	-	-	19,265
Mineral property	75,000	0.088	6,569	-	-	6,569
Income for the year	-		-	-	15,971	15,971
Balance, July 31, 2003	9,643,315		20,366,625	$9,492	(19,884,564)	491,553
Private placement, less issuance costs	1,510,000	0.210	258,712	54,540	-	313,252
Mineral property	25,000	0.092	2,295	-	-	2,295
Loss for the year	-		-	-	(136,252)	(136,252)

Balance, July 31, 2004	11,178,315		$20,627,632	$64,032	$(20,020,816)	$670,848

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in United States dollars)

Year ended July 31

	2004	2003	2002

Cash flows from operating activities
Income (loss) for the year	$(136,252)	$15,971	$459,843
Items not affecting working capital
Gain on disposal of investment in shares	-	-	(302,942)
Gain on sale of mineral property	-	-	(195,505)
Write-off of mineral property	23,296	1,271	-

Changes in non-cash working capital items
(Increase) decrease in receivable	1,430	(1,645)	569

Increase (decrease) in accounts payable and accrued liabilities	(8,248)	2,541	(4,172)
Increase (decrease) in accounts payable, related parties	2,555	(57,192)	7,154

Net cash used in operating activities	(117,219)	(39,054)	(35,053)

Cash flows from investing activities
Mineral properties	-	(14,432)	-
Cash received on disposal of marketable securities	-	-	513,862
Cash received on sale of mineral property	-	-	100,000
Cash paid for investment in marketable securities	-	-	(115,412)

Net cash provided by (used in) investing activities	-	(14,432)	498,450

Cash flows from financing activities
Issue of common shares, net of issuance costs	313,252	69,652	-
Net cash provided by financing activities	313,252	69,652	-

Increase in cash and cash equivalents	196,033	16,166	463,397

Cash and cash equivalents, beginning of year	490,353	474,187	10,790

Cash and cash equivalents, end of year	$686,386	$490,353	$474,187

Cash paid during the year for interest	$-	$-	$-
Cash paid during the year for income taxes	-	-	-

The components of cash and cash equivalents are as follows:
Cash	$22,327	$24,585	$4,362
Bonds	79,959	89,201	88,048
Bankers acceptance	584,100	376,567	381,777

	$686,386	$490,353	$474,187

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

1.

CONTINUING OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian company incorporated in British Columbia.  The Company is primarily engaged in the acquisition and exploration of mineral properties in British Columbia, Canada.

These consolidated financial statements are prepared in accordance with accounting principles applicable to a going concern.  The Company is in the exploration stage and has not, as yet, achieved commercial production.  The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company’s significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company’s working capital at July 31, 2004, is sufficient to meet the Company’s objectives as presently planned.  Management recognizes that the Company must generate additional resources to enable it to continue operations.  Management’s plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company’s exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company’s operations and exploration and development program.  However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to curtail the Company’s operations and exploration and development activities.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

Use of estimates

The presentation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization.  Actual results could differ from those estimates.

Principles of consolidation

These consolidated financial statements include the accounts of the Company, Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and the latter company's wholly-owned subsidiary, Wavecrest Resources Inc. (“Wavecrest”), a company incorporated in the State of Delaware.

All significant inter-company transactions have been eliminated.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and accounts payable, related parties.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values due to their short term nature.

Allowance for receivables

The Company establishes an allowance for receivables on a specific account basis.  No allowance for receivables was recorded by the Company as at July 31, 2004 and 2003.

Interests in mineral properties

Property acquisition costs and exploration and development costs are capitalized until the property to which they relate is placed into production, sold, abandoned or management has determined there to be an impairment in value.  These costs are to be charged to future operations on a unit-of-production basis following commencement of production using estimated recoverable reserves of the property as a base or written off if the property is sold, abandoned or where there is an impairment in value.  Proceeds received on options for mineral properties are credited against mineral property acquisition costs and exploration and development costs of the related mineral properties.

On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration and development work that is warranted in the future.  If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rate in effect at the time of acquisition or issue.  Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions.  Gains or losses arising on currency translation are included in operations in the year they occur.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Share capital

Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the date the agreement to issue the shares was reached.

Stock-based compensation

Effective August 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Direct awards of stock granted to employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period.  During the current year, no stock options were granted.

Earnings per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At July 31, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share was 2,221,111; 711,111, and 260,000, respectively.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Where necessary, prior year’s figures have been reclassified to conform with the current year’s presentation.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

3.

MINERAL PROPERTIES

	2004	2003

Newton Hill Property, British Columbia (a)
Acquisition costs
Balance, beginning of year	$-	$1,271
Written-off during the year	-	(1,271)
Balance, end of year	-	-

Ample-Goldmax Property, British Columbia (b)
Acquisition costs
Balance, beginning of year	12,915	-
Incurred during the year	2,295	12,915
Written- off during the year	(15,210)	-
Balance, end of year	-	12,915

Exploration costs
Balance, beginning of year	8,086	-
Incurred during the year	-	8,086
Written-off during the year	(8,086)	-
Balance, end of year	-	8,086

Total mineral properties	$-	$21,001

(a)

The Company entered into an option agreement to acquire a 100% interest in the Newton Hill property located in the Clinton Mining District in British Columbia.  To earn its interest in the property, the Company was required to issue a total of 100,000 common shares (25,000 issued to date).  The acquisition was also subject to a net smelter return royalty of 2%.  During the year ended July 31, 2003, the Company terminated its option, and accordingly, wrote-off its interest in the amount of $1,271.  The Company has no further obligation under the option agreement.

(b)

During the year ended July 31, 2003, the Company entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  The Company paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and issued payments of 25,000 common shares every three months for a total of 75,000 common shares until the property was written-off, of which 25,000 was issued in fiscal 2004.  Cash payments of Cdn$25,000 were due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  Completion of a Cdn$100,000 work program within twenty-four months was also required.  No cash payments were made and during the current year, the Company terminated its option, and accordingly, wrote-off its interest in the amount of $23,296.  The Company has no further obligation under the option agreement.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

3.

MINERAL PROPERTIES (continued)

(c)

During the year ended July 31, 2002, the Company sold 100% of its title, right and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge").  As consideration, Seabridge:

(i)

issued 300,000 common shares of Seabridge to the Company;

(ii)

issued 200,000 common share purchase warrants of Seabridge to the Company exercisable by the Company at Cdn$0.90 for a period of two years;

(iii)

paid US$100,000 to the Company;

(iv)

will pay a 1% Net Smelter Return royalty to the Company on any production from the property.

This resulted in a gain on sale of mineral property interest of $195,505.

During the period subsequent to the sale of the Quartz Mountain property, the Company held the 300,000 common shares of Seabridge at a book value of $95,506. The Company sold the 300,000 shares received on the sale of the property and the 200,000 shares acquired at Cdn$0.90 each upon exercise of 200,000 share purchase warrants for a gain on disposal of investment in shares of $302,942.

Shares issued for mineral properties are valued at the closing market value on the date of the commitment to issue the shares.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

4.

SHARE CAPITAL

Stock options and warrants

Warrants	Number of Warrants	Price

Balance at July 31, 2001 and 2002	260,000	Cdn	$0.10
Private placement	711,111	Cdn	$0.15
Exercised	(260,000)	Cdn	$0.10

Balance at July 31, 2003	711,111	Cdn	$0.15
Private placement	1,510,000	Cdn	$0.37

Balance at July 31, 2004	2,221,111

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

4.

SHARE CAPITAL (continued)

Stock options and warrants (continued)

On December 2, 2002, the Company issued 711,111 units at a price of Cdn$0.1125 for gross proceeds of Cdn$80,000.  Each unit is comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase a further common share exercisable until December 2, 2004 at a price of Cdn$0.15.  The Company incurred professional fees of $793 in connection with this share issuance.  The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $9,492 and are included in contributed surplus.

On April 19, 2004, the Company issued 1,510,000 units at a price of Cdn$0.28 for gross proceeds of Cdn$422,800.  Each unit is comprised of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase a further common share exercisable until April 19, 2006, at a price of Cdn$0.37 per common share.  The Company incurred professional fees of $3,833 in connection with this share issuance.  The share purchase warrants issued as part of this private placement, have been recorded at a fair value of $54,540 and are included in contributed surplus.

The Company has a Share Option Plan adopted in January 2004 the (“2004 Share Option Plan”).  Under the Share Option Plan, participants, who are to be directors and employees of the Company and who, in the opinion of the Board of Directors, are in a position to contribute to the Company’s success or are worthy of special recognition, may be granted options to purchase common shares of the Company at a price per share as allowed under the rules and policies of the TSX Venture Exchange.  The maximum aggregate number of shares that may be reserved for issuance under the 2004 Share Option Plan is 1,900,000 unless the plan is amended pursuant to the requirements of the TSX Venture Exchange policies.  No service provider can be granted an option if that option would result in the service provider receiving shares, in conjunction with other share compensation arrangement, of greater than 5% of the outstanding listed shares.  No option is exercisable until it has vested according to a vesting schedule specified by the Board of Directors at the time of the grant of the option.  An option is exercisable for any period specified by the Board of Directors at the time of the grant of the option up to a maximum of five years after the date of grant.  The previous plan has been cancelled.

There were no stock options outstanding at July 31, 2004, 2003 and 2002.

5.

RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

(a)

The Company has paid $19,776 (2003 - $17,010; 2002 - $11,004) to a private company, for rent and administrative services, professional fees and geological costs, of which two of the directors of the Company are directors.  During the year ended July 31, 2003, the Company completed a private placement with this private company of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit.

(b)

The Company has paid $606 (2003 - $2,065; 2002 - $Nil) for consulting services to a director and $Nil (2002 - $3,863; 2002 - $4,423) in legal fees to a law firm in which a director is a partner.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

5.

RELATED PARTY TRANSACTIONS (continued)

(c)

The Company paid $40,580 (2003 - $Nil; 2002 - $Nil) in consulting fees and reimbursement of expenses to a private company controlled by a director and officer of the Company, which is included in administration expenses.

(d)

During the year ended July 31, 2004, 710,000 units of a private placement completed during the year were issued to directors of the Company or to directors of a private company performing administrative and other services to the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.  These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

6.

INCOME TAXES

At July 31, 2004, the Company had estimated income tax losses available for application against future years’ taxable income of approximately $1,551,000 in the United States which, if unused, will predominantly expire between fiscal years ending 2005 and 2023.  The Company also has tax losses in Canada of approximately $89,000, which if unused, will expire between fiscal 2005 and 2012.  The Company also has resource allowance expenditures and capital asset deductions of approximately $949,000 and $30,000, respectively, which carry forward indefinitely.  Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, an allowance equal to the amount of the tax asset relating to these amounts has been provided.

A reconciliation of income tax expense at the statutory rate of 35.62% (2003 – 37.62%; 2002 – 42.6%) with reported taxes is as follows:

	2004	2003	2002

Income (loss) before income taxes (recovery)	$(136,252)	$15,971	$459,843

Income taxes at statutory rates	$(48,533)	$6,005	$195,893
Unrecognized (recognized) benefit of non-capital losses of subsidiary taxed at a different rate	-	-	(2,479)
Unrecognized (recognized) benefit of non-capital losses	48,533	(6,005)	(28,887)
Reduction of taxes due to capital gain	-	-	(64,527)
Reduction of taxes due to resource allowance	-	-	(100,000)

Net income taxes (recovery)	$-	$-	$-

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

6.

INCOME TAXES (continued)

Amounts of future tax assets and liabilities are as follows:

	2004	2003	2002

Tax benefit of:
Losses carried forward – Canada	$89,000	$911,000	$370,000
Losses carried forward – United States	1,551,000	3,349,000	3,762,000
Resource allowance	949,000	1,255,000	1,501,000
Property and equipment	30,000	40,400	48,140

	2,619,000	5,555,400	5,681,140

Valuation allowance	(2,619,000)	(5,555,400)	(5,681,140)

Deferred tax asset	$-	$-	$-

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004	2003	2002

Issuance of share capital for mineral property	$2,295	$6,569	$1,271
Receipt of marketable securities on sale of mineral property	-	-	95,506

8.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly in deciding how to allocate resources and in assessing performance.  The Company evaluates performance based on several factors, of which the primary financial measure is business segment income before taxes.  As of July 31, 2004, all of the Company's assets and operations are located in British Columbia, Canada, principally in the resource industry.

9.

SUBSEQUENT EVENT

Subsequent to July 31, 2004, the Company issued 711,111 common shares at a price of Cdn$0.15 per common share pursuant to the exercise of warrants.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below:

Consolidated statements of operations, balance sheets and cash flows

	Year ended July 31,
	2004	2003	2002

Income (loss) for the year, Canadian GAAP	$(136,252)	$15,971	$459,843
Mineral property acquisition costs	-	(21,001)	(1,271)
Write-off of mineral property	21,001	1,271	-

Income (loss) for the year, US GAAP	$(115,251)	$(3,759)	$458,572

Basic and diluted earnings (loss) per common share, US GAAP	$(0.01)	$(0.01)	$0.05

Weighted average shares outstanding, basic and diluted, US GAAP	10,091,648	9,117,231	8,584,807

	July 31, 2004	July 31, 2003

Total assets, Canadian GAAP	$693,697	$520,095
Mineral property acquisition costs expensed per US GAAP	-	(21,001)

Total assets – US GAAP	$693,697	$499,094

Current liabilities, Canadian GAAP and US GAAP	$22,849	$28,542

Shareholders’ equity, Canadian GAAP	670,848	491,553

Mineral property acquisition costs
2004	-	-
2003 and earlier	-	(21,001)

Shareholders’ equity, US GAAP	670,848	470,552

Total liabilities and shareholders’ equity, US GAAP	$693,697	$499,094

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated statements of operations, balance sheets and cash flows (continued)

	Year ended July 31,
	2004	2003	2002

Cash flows used in operating activities, Canadian GAAP	$(117,219)	$(39,054)	$(35,053)
Adjustments to mineral properties	-	(14,432)	-

Cash flows used in operating activities, US GAAP	(117,219)	(53,486)	(35,053)

Cash flows provided by (used in) investing activities, Canadian GAAP	-	(14,432)	498,450
Adjustments to mineral properties	-	14,432	-

Cash flows provided by investing activities, US GAAP	-	-	498,450

Cash flows provided by financing activities, Canadian GAAP and US GAAP	313,252	69,652	-

Increase in cash and cash equivalents during the year	196,033	16,166	463,397

Cash and cash equivalents, beginning of year	490,353	474,187	10,790

Cash and cash equivalents, end of year	$686,386	$490,353	$474,187

Mineral properties

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under United States GAAP, mineral property expenditures are expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring the mine into production are capitalized as development costs.  Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred.  Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced.  Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

QUARTZ MOUNTAIN RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in United States dollars)

July 31, 2004

10.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Asset retirement obligation

Under United States GAAP Statement Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligation upon retirement or removal of any tangible long-lived asset.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there were no asset retirement obligations as at July 31, 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at July 31, 2004.

Recent accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 is required in financial statements of public entities that have interests in variable interest entities for periods ending after December 15, 2003.  The consolidation requirements applying to all other types of entities are required in financial statements for periods ending after March 15, 2004.

The adoption of this new pronouncement is not expected to have a material effect on the Company's consolidated financial position or results of operations.

QUARTZ MOUNTAIN RESOURCES LTD.

QUARTERLY REPORT

July 31, 2004

Schedule A:

See audited consolidated financial statements attached.

Schedule B:

1.

Related Party Transactions

See note 5 to the audited consolidated financial statements for the year ended July 31, 2004.

2.

(a)

Securities issued during the three months ended July 31, 2004

Nil

(b)

Options granted during the three months ended July 31, 2004

Nil

3.

(a)

Authorized Capital

60,000,000 common shares without par value.

Issued and Outstanding Capital at July 31, 2004

11,178,315 common shares are issued and outstanding.

(b)

(i)

Stock Options Outstanding

Nil

(ii)

Warrants Outstanding

711,111 warrants at a price of CAD$0.15 expiring December 2, 2004

1,510,000 warrants at a price of CAD $0.37, expiring April 19, 2006

(c)

Shares in Escrow

None.

4.

List of Directors and Officers

David S. Jennings, President and Director

Rene Carrier, Director

Shannon M. Ross, Corporate Secretary and Director

Gordon Fretwell, Director

Brian Causey, Director

Quartz Mountain Resources Ltd.

Quarterly and Annual Report

Year Ended July 31, 2004

(expressed in United States dollars)

Management’s Discussion and Analysis or Plan of Operation

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited financial statements of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) for the year ended July 31, 2004.  All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of December 10, 2004.

Quartz Mountain is a mineral exploration company.  Currently it does not have an active exploration project, but is actively searching for a new acquisition.  Quartz continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company currently has sufficient working capital to fund administrative costs for the next twelve months and mineral property investigations.

Additional working capital will be required to fund any significant acquisitions.  Quartz does not have the funding at this time to acquire a major acquisition, but has adequate funding to look for a significant acquisition.  Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or the proceeds from the sale of its common shares will provide sufficient funds for all of the cash requirements.  Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

At this time, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Quartz Mountain Resources Ltd.

Quarterly and Annual Report

Year Ended July 31, 2004

(expressed in United States dollars)

Selected Annual Information

	As at and for the year ended July 31, 2004	As at and for the year ended July 31, 2003	As at and for the year ended July 31, 2002

Current assets	$ 693,697	$ 499,094	$ 481,283
Mineral properties	--	21,001	1,271
Total assets	693,697	520,095	482,554

Current liabilities	22,849	28,542	83,193
Shareholders’ equity	670,848	491,553	399,361
Total liabilities and shareholders’ equity	693,697	520,095	482,554

Working capital	670,848	470,552	398,090

EXPENSES (INCOME)
Administrative expenses	$ 62,963	$ 10,434	$ 11,155
Regulatory and transfer agent	22,338	17,023	8,076
Professional fees	16,637	7,550	5,769
Land maintenance fees	-	-	6,700
Foreign exchange loss (gain)	(22,225)	(40,487)	9,258
Mineral property investigations	44,848	-	-
Gain on sale of mineral property	-	-	(195,505)
Write-off of mineral property	23,296	1,271	-

	(147,857)	(4,209)	(154,547)
OTHER ITEMS
Interest and other income	11,605	11,762	2,354
Gain on disposal of investment in shares	-	-	302,942

Income (loss) for the year	$ (136,252)	$ 15,971	$ 459,843

Basic and diluted earnings (loss) per common share	$ (0.01)	$ 0.001	$ 0.05

Weighted average number of common shares outstanding, basic and diluted	10,091,648	9,117,231	8,584,807

Results of Operations

Years ended July 31, 2004 and July 31, 2003

The principal factors contributing to the difference between the loss of $136,252 for the year ended July 31, 2004 (“fiscal 2004”), and income of $15,971 for the year ended July 31, 2003,  (“fiscal 2003”) include:

  Mineral property investigation costs of $44,848, as the Company is diligently looking for a mineral property acquisition;

  An increase in general administrative costs from $10,434 in fiscal 2003 to $62,963 in fiscal 2004, primarily due to payment of consulting fees and reimbursement of costs incurred of $40,580, with no comparative expense in fiscal 2003;

  A minor decrease in revenue from interest and other income from $11,762 in fiscal 2003 to $11,605 in fiscal 2004 from investing the cash balances currently not required for operations.

  Foreign exchange gains of $22,225 in fiscal 2004, as compared to $40,487 in fiscal 2003, primarily due to the increase in the value of the Canadian dollar to the United States dollar.

  A write-off of the Ample-Goldmax mineral property interest by $23,296 in fiscal 2004 compared to mineral property write-downs of $1,271 in fiscal 2003.

Operating Activities

At July 31, 2004, Quartz’s cash and cash equivalents amounted to $686,386, an increase of $196,033 since July 31, 2003.

The major contributors to the change in net cash position during year ended July 31, 2004, were:

  Operations, which utilized net cash of $117,219, including $62,963 for administrative services, $16,637 for legal and audit, $22,338 for regulatory and transfer agent fees, $44,848 in property investigation costs, offset by interest income of $11,605 and foreign exchange gains of $22,225 during the year;

  Acquisition costs of $2,295 and exploration costs of $8,086 on the Ample-Goldmax property incurred during the year, and was written off for a total write-off of $23,296;

  Payment of accounts payable; and

  A private placement of 1,510,000 units at a price of CAD$0.28 per unit, each unit comprised of one common share and one share purchase warrant enabling the holder to acquire one common share at a price of CAD$0.37 per common share until April 19, 2006, to provide $314,626 to the treasury.

Quartz Mountain Resources Ltd.

Quarterly and Annual Report

Year Ended July 31, 2004

(expressed in United States dollars)

The Company’s quarterly results for the past two fiscal years ended July 31, 2004 and 2003, are as follows:

Fiscal 2004	October	January	April	July
Administration	6,237	41,402	6,879	8,445
Regulatory and filing	1,282	14,703	5,237	1,116
Legal and audit	370	11,714	(3,044)	7,597
Foreign exchange	(24,978)	1,080	6,205	(4,532)
Interest revenue	(3,053)	(2,933)	(2,972)	(2,647)
Property investigations	802	1,945	--	42,101
Write-down of mineral property	--	23,296	--	--
(Income) loss for the period	(19,340)	91,207	12,305	52,080
(Income) loss per share	--	0.01	--	--
Fiscal 2003	October	January	April	July
Administration	3,920	4,054	139	2,321
Regulatory	2,819	8,341	4,371	1,492
Legal and Audit	2550	1,929	3,414	(343)
Foreign exchange	(5,159)	(6,045)	607	(29,890)
Interest revenue	(2,858)	(2,767)	(1,628)	(4,509)
Property investigations	--	--	--	--
Write-down of mineral property	--	--	--	1,271
(Income) loss for the period	1,272	5,512	6,903	(29,658)
(Income) loss per share	--	--	--	(0.001)

Financing Activities

During the year ended July 31, 2004, the Company entered into a private placement of 1,510,000 units at a price of CAD$0.28 per unit.  Each unit is comprised of one common share and one share purchase warrant, each warrant exercisable to purchase an additional common share at a price of CAD$0.37 for a two year period from the date of issuance.  Proceeds from the private placement will be used for property investigation and working capital.  Some members of the Company’s management or their associates participated in the financing.

At July 31, 2004, there were 711,111 warrants exercisable at a price of CAD$0.15 until December 2, 2004, and 1,510,000 warrants exercisable at a price of CAD$0.37 until April 19, 2006.  The warrants expiring on December 2, 2004, were exercised subsequent to the year-end, providing CAD$106,667 to the treasury.

The Company has no long-term debt or off-balance sheet arrangements.

The Company has no stock options outstanding although it does have a stock option plan.  No stock options have been granted under this plan.

The mining industry is capital intensive and there can be no certainty that Quartz’s existing cash balances or proceeds from the sale of Quartz’s common shares will provide sufficient funds for all of the

Quartz Mountain Resources Ltd.

Quarterly and Annual Report

Year Ended July 31, 2004

(expressed in United States dollars)

Company’s requirements.  Should the need arise, Quartz may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its future plans or that the terms of any financing obtained will be acceptable.  At this time, Quartz does not have any unused banking commitments or lines of credit, which could provide additional working capital.

Investing Activities

Until its sale in the year ended July 31, 2002, Quartz’s primary focus was the Quartz Mountain Property in Oregon.  Quartz is continually reviewing mineral exploration properties for possible acquisition.  Any acquisition or option which would be entered into, if Quartz believes that it has sufficient future exploration potential to further the interests of the Company.  Any new acquisition must rely on new sources of financing such as the sale of common shares, which will provide working capital.

Quartz does not expect to generate revenue from the 1% Net Smelter Returns royalty it holds on the Quartz Mountain Property (1% NSR) and it is not known at this time if or when any mining would commence on the Quartz Mountain Property.  Currently, the size of the property is limited to 67 unpatented mining claims essential to the property and leased land contiguous to these claims.  Seabridge will be responsible for all costs relating to the Quartz Mountain Property and Quartz’s interest in the property will be limited to any future NSR that would be forthcoming if or when any mining commences on the Quartz Mountain Property.

In fiscal 2003, Quartz entered into a Letter Option Agreement to acquire a 100% interest in the Ample-Goldmax Mineral Claims located in the Lillooet Mining Division, British Columbia.  Quartz paid the optionors Cdn$10,000 at the time of signing and issued 25,000 common shares on the date of regulatory approval, and every three months thereafter for a period of three years (100,000 were issued), at the discretion of the Company.  Cash payments of Cdn$25,000 were due on the first anniversary and Cdn$50,000 on the second anniversary of the approval date.  A Cdn$100,000 work program within 24 months was also required.  During the nine months ended April 30, 2004, the Company did not make the first anniversary payment of Cdn$25,000, and as a result, the property was written off by $23,296, and the property was returned to the vendor of the property.

During the last quarter of fiscal 2004, the Company has conducted several property investigations of mineral property interests, for a total cost of $42,101.  Property investigation costs include geological consulting and travel related to examination of mineral properties.  To date, the mineral property investigations have not resulted in an acquisition.

Results of Operations

Three months ended July 31, 2004 and July 31, 2003

The principal factors contributing to the difference between the loss of $52,080 for the three months ended July 31, 2004 (“Quarter 2004”) , and income of $29,658 for the three months ended July 31, 2003 (“Quarter 2003”), include:

  Property investigation costs of $42,101 in Quarter 2004 with no comparative expense in Quarter 2003

Quartz Mountain Resources Ltd.

Quarterly and Annual Report

Year Ended July 31, 2004

(expressed in United States dollars)

  An increase in general administrative costs from $2,321 in Quarter 2003 to $8,445 in Quarter 2004, primarily due to an increase in time spent by employees on administration.

  Foreign exchange gains of $4,532 in Quarter 2004 compared to $29,890 in Quarter 2003, due to the change in the exchange rates between the United States dollar and the Canadian dollar.  Most of the Company’s excess cash balances are maintained in Canadian dollars.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the year, the Company entered into the following transactions with related parties:

(a)

The Company has paid $19,776 (2003 - $17,010; 2002 - $11,004) to a private company, for rent and administrative services, professional fees and geological costs, of which two of the directors of the Company are directors.  During the year ended July 31, 2003, the Company completed a private placement with this private company of 711,111 units comprised of one common share and one share purchase warrant at a price of Cdn$0.1125 per unit.

(b)

The Company has paid $606 (2003 - $2,065; 2002 - $Nil) for consulting services to a director and $Nil (2002 - $3,863; 2002 - $4,423) in legal fees to a law firm in which a director is a partner.

(c)

The Company paid $40,580 (2003 - $Nil; 2002 - $Nil) in consulting fees and reimbursement of expenses to a private company controlled by a director and officer of the Company, which is included in administration expenses.

(d)

During the year ended July 31, 2004, 710,000 units of a private placement completed during the year were issued to directors of the Company or to directors of a private company performing administrative and other services to the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements.  These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company is diligently looking for a mineral property interest that we feel will be advantageous to the Company.  Significant mineral property acquisitions are difficult to find.

Quartz Mountain Resources Ltd.

Quarterly and Annual Report

Year Ended July 31, 2004

(expressed in United States dollars)

Inflation and Price Changes

Inflation is not expected to have a material impact on Quartz beyond the general impact on all businesses such as higher costs of materials, services and wages.

The Company currently has sufficient working capital to fund administrative costs for the next twelve months.  Additional working capital will be required to fund any major exploration undertaken on its current exploration properties.  Quartz does not have the funding at this time to acquire a major acquisition, but has adequate funding to maintain its existing properties in good standing.  Quartz does not expect to generate revenue from operations for several years on its mineral property interests and it is not known at this time if or when mining will commence.  The mineral property interests are in the exploration stages and the Company does not have sufficient capital to fully explore, and if warranted, develop any of its mineral holdings.

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or the proceeds from the sale of its common shares will provide sufficient funds for all of the cash requirements.  Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties.  There is no assurance that Quartz will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

At this time, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.  Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

Quartz continues to review mineral properties to determine whether there are any properties of merit that could be financed by the Company and Quartz should be able to continue to maintain this level of reduced administrative overhead in the next year by sharing office space and management with other companies.

Accounting Principles

The above discussion of results of operations is based on its audited consolidated financial statements for the years ended July 31, 2004 and 2003, which were prepared using accounting principles generally accepted in Canada.